Exhibit 12.1

Statement regarding computation of ratios of earnings to fixed charges

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$378	$386	$345	$607	$565
Fixed charges	857	1,868	5,788	7,712	6,516

Earnings available for fixed charges	$1,235	$2,254	$6,133	$8,319	$7,081

Fixed charges:
Interest on consolidated obligations	$852	$1,862	$5,674	$7,419	$6,264
Interest on deposits	3	4	110	267	219
Interest on securities sold under agreement to repurchase	—	—	2	14	23
Mandatorily redeemable capital stock	2	2	2	11	9
Interest on other borrowings	—	—	—	1	1

Fixed charges	$857	$1,868	$5,788	$7,712	$6,516

Ratio of earnings to fixed charges	1.44	1.21	1.06	1.08	1.09